DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR April 22, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


                                    FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    April 22, 2004

3.  Press Release
    -------------

    April 22, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada. April 22, 2004 Whitefeather Forest Management Corporation, a co-venture partnership between Pikangikum First Nation and Timberline Forest Inventory Consultants, are teaming up with DynaMotive Energy Systems Corporation in an innovative business partnership to pursue the development of BioOil production and environmentally sound power generation in Northwestern Ontario.

Pikangikum has established similar partnerships with the business community, non-governmental organizations, as well as universities and colleges in support of the Whitefeather Forest Initiative since its inception as a community economic renewal and resource stewardship initiative of Pikangikum First Nation (www.whitefeatherforest.com).

Pursuant to the Memorandum Of Understanding signed by Whitefeather Forest Management Corporation and DynaMotive, the partnership is designed to facilitate the construction of a BioOil plant for the purpose of providing electricity to the Pikangikum First Nation community along with the integrated value-added forest products facilities forming one of the objectives of the Whitefeather Forest Initiative. Central to the MOU is a commitment of DynaMotive and Pikangikum to build their relationship on the foundation of cross-cultural respect - one that includes respect for the cultural and spiritual values of an Ojibway community whose members are noted for their high rate of indigenous language retention and attachment to their traditional territories (less than 50 people of the more than 2,200 Ojibway First Nation members live outside of the community.)




5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 22nd day of April, 2004


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard Lin"
                                            Richard Lin
                                            Chairman





IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.




DYNAMOTIVE ENERGY SYSTEMS CORPORATION         News Release - April 22nd, 2004
  Dynamotive Signs Mou With Whitefeather Forest Management, Pikangikum First Nation And Timberline Forest Management For The Development Of Bio Oil Co-
                          Generation Plants

Vancouver, BC, Canada. April 22, 2004 Whitefeather Forest Management Corporation, a co-venture partnership between Pikangikum First Nation and Timberline Forest Inventory Consultants, are teaming up with DynaMotive Energy Systems Corporation in an innovative business partnership to pursue the development of BioOil production and environmentally sound power generation in Northwestern Ontario.

Pikangikum has established similar partnerships with the business community, non-governmental organizations, as well as universities and colleges in support of the Whitefeather Forest Initiative since its inception as a community economic renewal and resource stewardship initiative of Pikangikum First Nation (www.whitefeatherforest.com).

Pursuant to the Memorandum Of Understanding signed by Whitefeather Forest Management Corporation and DynaMotive, the partnership is designed to facilitate the construction of a BioOil plant for the purpose of providing electricity to the Pikangikum First Nation community along with the integrated value-added forest products facilities forming one of the
objectives of the Whitefeather Forest Initiative.   Central to the MOU is a
commitment of DynaMotive and Pikangikum to build their relationship on the foundation of cross-cultural respect - one that includes respect for the cultural and spiritual values of an Ojibway community whose members are noted for their high rate of indigenous language retention and attachment to their traditional territories (less than 50 people of the more than 2,200 Ojibway First Nation members live outside of the community.)

Located within the traditional territory of the Pikangikum First Nation, the Whitefeather Forest covers a 1.3 million hectare area of intact boreal forest in Northern Ontario. The people of Pikangikum are committed to working with industry, other First Nations, conservation organizations and governments to set high standards both for the protection of the forest's natural and cultural values and for sustainable development to meet the needs of the community.

The DynaMotive/Whitefeather partnership is building on a leading-edge ecological approach to business in a special context that brings together Indigenous and conventional knowledge traditions into partnership and collaboration. The partnership is being established to pursue advanced environmental technology solutions associated with commercial forestry operations that will be developed through the Whitefeather Forest Initiative. Our objective is to produce the greenest and most efficient energy possible from logging residues, wood shavings, bark, and sawdust from sustainable forestry operations. The non-binding MOU records the parties' intentions to assess the economic feasiblilty of establishing one or more BioOil production facilities in the Whitefeather Forest with formal agreements to be negotiated in the immediate future.

"This is an excellent opportunity for us", said Alex Peters, President of Whitefeather Forest Management Corporation who leads the development of the
Whitefeather Forest Initiative for Pikangikum First Nation.   Peters also
describes the potential benefits from working with DynaMotive by commenting:
"It is our intention to develop our internationally renowned protected areas and forestry opportunities through the Whitefeather Forest Initiative. We have been given a mandate from our Elders who are guiding the initiative and who want us to follow traditional values including achieving the highest value in new land uses including forestry. Nothing is to be wasted from what we harvest. The DynaMotive BioOil technology fits well within these goals because it uses wood residues from forest products manufacturing processes. BioOil has much more energy creating potential than where wood residues are used in other energy producing technologies. Compared to fossil fuels,
BioOil is green house gas neutral.   So we can use wood waste to create net
benefits in terms of greenhouse gas emissions. BioOil also produces no Sulphur Dioxide emissions when it is burned. Environmentally friendly value-added products are produced in addition to BioOil through this technology.
In other words, this is a perfect fit with our value-added forest products objectives in the Whitefeather Forest Initiative."

The MOU with DynaMotive provides a technology solution potential for the Whitefeather Forest Initiative that is consistent with other strategic partnerships that Pikangikum has developed.

Mark Godfrey, Chairman of the Board of Timberline Forest Inventory Consultants (www.timberline.ca) and Vice-President of Whitefeather Forest Management Corporation commented on the new relationship with DynaMotive:
"I've been working on the Whitefeather Forest Initiative with Pikangikum First Nation since 1998. The First Nation has been an excellent business partner for Timberline. It's nice to see now how a new Canadian-developed efficient environmental technology is coming together with an initiative that will depend on it being at the leading edge of sustainable land management to be successful from a triple bottom line perspective of environment, culture
and business.   I'm pleased that Timberline has been able to be a part of
this process."

DynaMotive's President & CEO, Andrew Kingston: "We have a great deal of admiration for the Whitefeather Forest Initiative and the partnerships that are making it happen. They are creating livelihood opportunities for Pikangikum people in a way that will benefit all Canadians. Their initiative will create jobs on the land while preserving aboriginal cultural and spiritual values of caring for the land. DynaMotive and Whitefeather Forest Management Corporation share a strong commitment to making BioOil technology a centerpiece of the success of Whitefeather Forest Management. DynaMotive will provide the technical capability to create BioOil and char from what would otherwise be "waste" material without having to cut a single additional tree beyond what is right for the forestry goals of the community and their partners. The BioOil will then be used to generate electricity using Magellan's Orenda division turbine technology."

Frank Button, VP and General Manager of Magellan Aerospace: "The MOU with Whitefeather Forest Management Corporation is another step forward in the commercialization of a new technology for power generation that I think will revolutionize energy production in forest communities all over the world. Our technology, along with DynaMotive's Fast Pyrolysis system will enable power generation in places where people have had to fly in fossil fuels at great costs."

Dr Luc C. Duchesne Chief Forester for DynaMotive added: "Around the world, First Nation communities, environmental protection agencies, governments, the conservation community and the forestry sector, view the Whitefeather Forest Initiative as building a path from cooperation from which others can learn. We are pleased to have an opportunity to support harmony between forestry activities involving Indigenous people where nature conservation is a part of
the forestry process.   In Canada alone there are hundreds of First Nations
in forest communities and I would like to see as many of them as possible benefit from the experience that we will gain from our relationship with Whitefeather Forest Management Corporation."

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on Whitefeather Forest Management Corporation and the Whitefeather Forest Initiative, please forward enquiries to:

Fax: (807) 773-5536
Email: alexpeters@whitefeatherforest.com
Or visit the following Website: www.whitefeatherforest.com

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000           Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005          Email: investor@DynaMotive.com
Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.